October 24, 2008

Frederic F. Brace
Executive Vice President and Chief Financial Officer
UAL Corporation
United Air Lines, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601

> Re: UAL Corporation
> United Air Lines, Inc.
> Form 10-K: For the year ended December 31, 2007
> Form 10-Q: For the quarterly period ended June 30, 2008
> Commission file numbers: 001-06033; 001-11355

Dear Mr. Brace:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief